UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 OR 15d-16 under the
securities exchange act of 1934
For the month of October 2009
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

     In light of our recent filing of a registration statement on Form F-3 (file no. 333-162278) pursuant to which Telvent Corporation, S. L., an indirect wholly-owned subsidiary of Abengoa, S.A. proposes to resell certain of our ordinary shares owned by it, and the recent completion of our fiscal quarter ended September 30, 2009, on October 13, 2009, we issued a press release announcing guidance for our third quarter and nine-month 2009 non-GAAP revenues, diluted non-GAAP earnings per share (EPS), and new order bookings. In addition, in the press release we updated our non-GAAP revenue and non-GAAP diluted EPS guidance for the fiscal year ending December 31, 2009. We historically have not provided, and do not intend to provide in the future, guidance with respect to our quarterly financial results, as we believe that the nature of our business is not conducive to providing quarterly guidance. We also historically have not commented, and do not intend to comment in the future, on any estimates that may be published by third parties with respect to our quarterly financial performance. Any such estimates may vary from management’s expectations and such variations may be material.
     A copy of the press release is furnished as Exhibit 15 hereto and incorporated in this Form 6-K by reference.
     This Form 6-K, including Exhibit 15 hereto, hereby is incorporated by reference into the Company’s Registration Statement on Form F-3, file no. 333-162278.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 13, 2009

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

15	Telvent GIT, S.A.’s press release announcing guidance for the three and nine-month periods ended September 30, 2009 and updated full year 2009 revenue and diluted EPS guidance